DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Division of Corporation Finance

January 18, 2012

Re:	Deutsche Bank Aktiengesellschaft

Form 20-F for Fiscal Year Ended December 31, 2010

Filed March 15, 2011

Form 6-K

Filed October 25, 2011

File No. 001-15242

Ladies and Gentlemen:

We have received your letter, dated January 13, 2012, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2010 and our Interim Report as of September 30, 2011 filed under Form 6-K.

You have requested that we respond to your letter within 10 business days. We are currently in our year-end process and will release our preliminary results for the 2011 financial year on February 2, 2012. To accommodate these competing demands we propose to respond to your letter after the publication of our preliminary results, but no later than February 10, 2012.

Should you have any questions or comments, please feel free to contact me (ph: +44(20)754-76640; e-mail: charlotte.jones@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Charlotte Jones

Charlotte Jones

Chief Financial Officer - Group Reporting